Exhibit 99.1

Aurora Cannabis to Participate in Three Upcoming Virtual Investor Conferences

NASDAQ | TSX: ACB

EDMONTON, AB, May 28, 2021 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced that management will participate in three upcoming investor conferences.

  From June 1 -2, 2021, Miguel Martin, CEO and Glen Ibbott, CFO will participate in the Jefferies Virtual Healthcare Conference. The Company will host virtual one-on-one investor meetings.
  On June 3, 2021, Miguel Martin will participate in the Global Canadian Players panel at the Piper Sandler Conference, starting at 1:40 p.m. ET. The Company will also host virtual investor meetings.
  On June 14, 2021, the Company will participate in the Cantor Fitzgerald Canadian LPs Cannabis Forum.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's common shares trade on the TSX and NASDAQ under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

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SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2021/28/c9820.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 15:50e 28-MAY-21